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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 OPTICNET, INC.
                           (Name of Subject Company)

                                 OPTICNET, INC.
                      (Names of Persons Filing Statement)

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                  683868 10 3
                     (CUSIP Number of Class of Securities)

                                 GARY D. WRENCH
                            CHIEF FINANCIAL OFFICER
                                 OPTICNET, INC.
                          ONE POST STREET, SUITE 2500
                            SAN FRANCISCO, CA 94104
                              TEL: (415) 956-4477
  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                                WITH A COPY TO:

                                 ESME C. SMITH
                                   JONES DAY
                       555 WEST FIFTH STREET, SUITE 4600
                           LOS ANGELES, CA 90013-1025
                              TEL: (213) 489-3939
                              FAX: (213) 243-2539

   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is OpticNet, Inc. ("OpticNet"), a Delaware corporation with its principal offices located at One Post Street, Suite 2500, San Francisco, California 94104-5229. OpticNet's telephone number at that address is (415) 956-4477. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with those Exhibits hereto, this "Statement") relates is the common stock, par value $0.0001 per share, of OpticNet (the "Common Stock"). As of August 11, 2003, there were 6,092,104 shares of OpticNet Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The filing person is the subject company. OpticNet's name, business address and business telephone number are set forth in Item 1 above. The name, present principal occupation and material occupations, positions, offices and employment for the past five years of each director and each executive officer of OpticNet are set forth under the caption "Directors and Executive Officers of the Company" in OpticNet's 10-K filed January 10, 2003 (file no. 000-31162), which is filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference. The business address of each such person is One Post Street, Suite 2500, San Francisco, California 94104-5229.

     This Statement relates to the tender offer by Opto Acquisition Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of BEI Technologies, Inc., a Delaware corporation ("BEI"), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $0.04 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser and BEI with the Securities and Exchange Commission on August 18, 2003. The Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively, and each is incorporated herein by reference.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 1, 2003, by and among Purchaser, BEI and OpticNet (as such agreement may from time to time be amended or supplemented, the "Merger Agreement"). The Merger Agreement provides that following the satisfaction or waiver of certain conditions (or such other day as the parties may agree), following completion of the Offer, Purchaser will merge with and into OpticNet (the "Merger"), and OpticNet will be the surviving corporation in the Merger (the "Surviving Corporation"). In the Merger, each outstanding share of Common Stock (other than shares of Common Stock owned by (a) OpticNet, Purchaser or BEI, and (b) stockholders who are entitled to demand and have properly demanded their appraisal rights under the General Corporation Law of the State of Delaware (the "DGCL") or the California General Corporation Law ("CGCL")), if available, will be converted into the right to receive the Offer Price in cash.

     The Schedule TO states that the principal executive offices of Purchaser and BEI are located at One Post Street, Suite 2500, San Francisco, California 94104-5229 and the telephone number at such principal executive offices is (415) 956-4477.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Except as described in this Statement or incorporated herein by reference, to the knowledge of OpticNet, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between OpticNet or its affiliates and (a) OpticNet's executive officers, directors or affiliates or (b) Parent, Purchaser or their respective executive officers, directors or affiliates.

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

PAST TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     During fiscal 2000, BEI made a $1.0 million equity investment in OpticNet in exchange for receipt of 2,000,000 shares of OpticNet's Series A Preferred Stock.

     BEI entered into an intercompany services agreement with OpticNet in October 2000, under which BEI provides certain administrative services to OpticNet at a cost of $25,000 per fiscal quarter. During the third quarter of fiscal 2002, BEI agreed to suspend current and future charges under the agreement, in light of the inability of OpticNet to obtain outside financing.

     At the close of business on October 30, 2000, OpticNet separated from BEI in order to focus exclusively on the commercialization of MEMS technology for optical telecommunications applications. OpticNet was established as a separate company by BEI's distribution to its stockholders of approximately 42% of OpticNet's outstanding securities at the time of the distribution, with BEI retaining approximately 24% of OpticNet's outstanding securities and the remainder of OpticNet's securities continuing to be held by contributing founders. At the time of OpticNet's separation from BEI, certain MEMS-based proprietary product designs were transferred to OpticNet and OpticNet was granted exclusive, worldwide, royalty-free and perpetual rights to utilize BEI's proprietary MEMS-based processing technologies in the manufacture of products for the telecommunications market.

     During fiscal 2001, BEI agreed to provide OpticNet with a line of credit established for up to $3.0 million with maturity at December 31, 2002, as amended. The outstanding principal on the note evidencing the line of credit bears interest at prime plus 1.5% per annum. The parties intend to extend the maturity date of the line of credit. The final terms of such an extension would be determined when, and if, such an extension is consummated. During the fiscal quarter ended June 29, 2002, BEI suspended the availability of advances to OpticNet under the line of credit as BEI concluded that the note receivable totaling $2.7 million in principal amount at such time was uncollectible and BEI's original investment in OpticNet was impaired. This determination was a result of OpticNet's inability to attract significant strategic partners or third party financing necessary to sustain operations.

     On September 28, 2001, BEI completed the leasing of research and development equipment placed in service during the quarter ended September 29, 2001, which had been previously purchased by BEI for $0.7 million. In addition, on December 20, 2001 and March 28, 2002, BEI executed additional equipment lease schedules under this agreement to lease equipment similar to that described above valued at approximately $3.5 million and $2.8 million, respectively. Under the terms of the lease transaction, BEI sold the equipment and then immediately leased the equipment from the sole purchaser under a non-cancelable operating lease with a lease term of three years and an interest rate of approximately 6.9%. BEI entered into an agreement with OpticNet to rent capacity of this equipment to OpticNet from month to month based on OpticNet's usage of the equipment beginning in October 2001. In March 2002, OpticNet significantly reduced operations to support only its current customer base, resulting in lower use of this equipment.

     BEI leases 15,571 square feet of office and manufacturing facilities used for research and development and manufacturing activities in Hayward, California, which it originally subleased entirely to OpticNet under an agreement entered into in October 2001, for an initial term expiring December 2005. During March 2002, OpticNet concluded it was necessary to reduce operating costs due to its inability to obtain significant strategic partners or third party financing. The companies both agreed that a reduction in operations would lower usage of the subleased facilities described above. Beginning March 31, 2002, BEI agreed to prorate the annual lease payments for the space and equipment from OpticNet, based on the portion of the facilities OpticNet requires to support its current customers.

     In the six months ending September 28, 2002, BEI provided an additional $1.8 million of financing to OpticNet, which was advanced with the intent to convert such cash advances into additional equity in OpticNet, upon terms to be decided. Effective September 28, 2002, BEI and OpticNet had determined that OpticNet would authorize and issue to BEI a series of nonvoting preferred stock. In November 2002, OpticNet issued a total of 18,146,420 shares of nonvoting and nonconvertible Series B Preferred Stock to BEI, in consideration of the $1.8 million advanced during the third and fourth quarters of fiscal 2002.

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EFFECTS OF THE OFFER AND THE MERGER UNDER OPTICNET'S 2002 EQUITY INCENTIVE PLAN
AND AGREEMENTS BETWEEN OPTICNET AND ITS OFFICERS

     Company Stock Options and Shares Subject to Vesting. In accordance with the Merger Agreement, the board of directors of OpticNet has acted to provide that, at the time of the first acceptance for payment of shares of Common Stock pursuant to the Offer, each outstanding option to purchase Common Stock and shares of Common Stock subject to vesting shall be immediately exercisable and vested in full. Shares of stock subject to vesting in full at the time of first acceptance for payment of shares of Common Stock will be permitted to tender their shares to the Purchaser and BEI in the Offer, subject to the consummation of the Offer.

     Treatment of OpticNet Options. The Merger Agreement provides that OpticNet will terminate OpticNet's 2000 Equity Incentive Plan immediately prior to the completion of the Merger. BEI and Purchaser will not assume any outstanding OpticNet options or substitute any options for BEI's equity securities for outstanding OpticNet options. In accordance with OpticNet's 2000 Equity Incentive Plan, any OpticNet options not exercised immediately prior to the completion of the Merger will be canceled.

     Consulting Agreements. Mr. Danforth Joslyn, a director of OpticNet, has consulted for BEI and its affiliates from time to time, most recently under an agreement with a three month term which ended May 18, 2003. Total compensation to Mr. Joslyn for his services under this arrangement was approximately $6,000, plus out of pocket expenses.

     Mr. Gary Wrench, OpticNet's Chief Financial Officer and a director of each of OpticNet and BEI, has a consulting agreement with BEI currently on a month-to-month basis. Mr. Wrench is paid $6,000 per month for services under this agreement, plus a daily fee for services exceeding five days a month. The compensation paid to Mr. Wrench under this agreement is charged 50% to OpticNet under OpticNet's intercompany financing arrangements with BEI.

EFFECT OF THE OFFER AND THE MERGER ON THE BOARD OF DIRECTORS

     Directors' and Officers' Indemnification. The Merger Agreement provides that all rights to indemnification by OpticNet existing in favor of those persons who are directors and officers of OpticNet as of the date of the Merger Agreement (the "Indemnified Persons") for their acts and omissions occurring prior to the completion of the Merger, as provided in OpticNet's bylaws (as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements between OpticNet and said Indemnified Persons (as in effect as of the date of the Merger Agreement) in the forms disclosed by OpticNet to BEI prior to the date of the Merger Agreement, will survive the Merger and must be observed by OpticNet to the fullest extent available under Delaware law for a period of six years after the completion of the Merger.

     Insurance Coverage. In addition, the Merger Agreement provides that from the time of the completion of the Merger until the sixth anniversary of the completion of the Merger, OpticNet must maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the completion of the Merger, the existing policy of directors' and officers' liability insurance maintained by OpticNet as of the date of the Merger Agreement on terms and conditions commercially reasonable to BEI.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

     In considering the recommendation of the board of directors of OpticNet below with respect to the Offer, stockholders should be aware that certain officers and directors of OpticNet, the Purchaser and BEI have interests in the Offer and the Merger which may present them with certain actual or potential conflicts of interests. Beneficial interests of OpticNet officers and directors in the Offer and the Merger are described under "Item 6. Interest in Securities of the Subject Company" and as described in the Exhibits filed to this Schedule, and in OpticNet's previous periodic reports filed with the SEC. Beneficial ownership interests of BEI officers and directors in the Offer and Merger are described in the Offer to Purchase under the heading "Certain Information Concerning the Purchaser and BEI." The special committee was aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation -- Reasons for the Recommendation of the board of directors."

PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

     OpticNet has not made any special arrangements for unaffiliated security holders for access to corporate files or obtaining appraisal services at OpticNet's expense.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION

     At a telephone meeting held on May 20, 2003, OpticNet's board of directors reviewed and discussed the tender offer proposed by BEI, as described in the Merger Agreement. At that meeting and further to previous discussions with the special committee of the board of directors, counsel to OpticNet reviewed for the board of directors the material terms of the tender offer and the fiduciary duties of the board of directors to OpticNet's stockholders. Following a discussion of the terms of the proposed tender offer among members of the board of directors, the board of directors unanimously:

     - Declared advisable, authorized, approved and adopted the Merger
       Agreement;

     - Resolved that based on the board of directors' review of all relevant factors, including the terms of the proposed Offer and Merger and the opinion of American Appraisal Associates ("American Appraisal") that the Offer Price payable to OpticNet's stockholders is fair , from a financial point of view, to OpticNet's stockholders, the board of directors determined that the terms of the Offer and the Merger are fair to, and in the best interests of, OpticNet and OpticNet's stockholders and recommends that OpticNet's stockholders:

      - accept the Offer,

      - tender their respective shares to the Purchaser and,

      - if required, adopt the Merger Agreement.

BACKGROUND OF THE OFFER

     In the six months ending September 28, 2002, BEI provided $1.8 million of financing to OpticNet, in addition to BEI's prior equity financing and financing under the line of credit, which was advanced with the intent to convert such cash advances into additional equity in OpticNet, upon terms to be decided. Effective September 28, 2002, BEI and OpticNet had determined that OpticNet would authorize and issue to BEI a series of nonvoting preferred stock. In November 2002, OpticNet issued a total of 18,146,420 shares of nonvoting and nonconvertible Series B Preferred Stock to BEI, in consideration of the $1.8 million advanced during the third and fourth quarters of fiscal 2002.

     During the months of November and December, 2002, OpticNet's management reevaluated OpticNet's business outlook and available financing. OpticNet's management explored with its outside legal counsel the alternatives and issues regarding a possible shutdown or discontinuation of business. OpticNet's management commissioned American Appraisal to conduct an appraisal of OpticNet's intellectual property.

     On December 17, 2002, Gary Wrench, OpticNet's Chief Financial Officer, initiated a request for a meeting of the OpticNet board of directors to discuss forward planning and financial alternatives.

     On January 23, 2003, OpticNet's board of directors, absent Chairman Lawrence Wan who was on an extended overseas trip, met informally to consider "where do we go from here." The OpticNet board's consensus was that current conditions in the telecommunications industry are unlikely to improve soon and the outlook for obtaining new investors remained very poor. The cost of remaining a public company was noted and it was observed that OpticNet's current and foreseeable scope of operations was more appropriate to being a product line of a large company than a stand-alone company. The difficulty of attracting alliances with other companies was noted because of the close linkage between OpticNet's physical plant and BEI. Following the
                                        4
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discussion, the Board encouraged Mr. Wrench to explore with BEI its possible interest in making a tender offer for OpticNet that would enable a merger with BEI. Mr. Wrench reviewed the outcome of the informal meeting with Chairman Lawrence Wan upon his return. Dr. Wan supported the recommendation of the other board members.

     In late January, 2003, Mr. Wrench explored interest in a tender offer/merger with BEI management and its Chairman, Charles Crocker.

     From February 6 through February 11, 2003, Mr. Crocker formed a committee of independent directors of the board of directors of BEI to consider a possible merger with or other acquisition transaction concerning OpticNet. Mr. Crocker requested that Mr. Wrench supply information about OpticNet to this committee. Mr. Wrench sent material on February 6 and February 11, 2003.

     On February 20, 2003, OpticNet received a list of common shareholders from its transfer agent and management prepared an analysis of prospective sources of shares necessary to successfully complete a tender offer/merger. This information was forwarded to the BEI committee of independent directors.

     On March 5, 2003, the BEI board of directors received a report from its independent committee of directors recommending that negotiations proceed regarding the tender offer/merger with OpticNet. Based on recommendation from BEI's committee of independent directors, an offer of $0.03 per share and other preliminary terms were approved. BEI management was directed to communicate this offer to OpticNet and the BEI independent committee of directors was asked to engage in any ongoing negotiations with OpticNet.

     On March 6, 2003, Dr. Wan was informally told of the results of the meeting of the board of directors of BEI.

     On March 7, 2003, Dr. Wan convened a committee of two directors of OpticNet to evaluate the BEI offer and to negotiate with the BEI committee of independent directors. Messrs. Joslyn and Seeser were judged the most nearly independent directors possible to field from OpticNet's small board.

     On March 13, 2003, John LaBoskey, Senior Vice President and Chief Financial Officer of BEI, sent a letter on behalf of BEI to OpticNet's board of directors formally confirming to the OpticNet board of directors that BEI was interested in acquiring those shares of OpticNet's Common Stock that were not currently owned by BEI. BEI was contemplating offering a cash price of $0.03 per share of OpticNet's Common Stock.

     On March 14, 2003, OpticNet's board of directors officially confirmed the formation of the special committee and appointment of the OpticNet special committee members and heard their preliminary report of negotiations with the BEI committee of independent directors.

     On March 24, 2003, BEI filed a Schedule 13D stating that as of March 13, 2003, BEI beneficially owned 2,037,613 shares of the common stock of OpticNet (including 2,000,000 shares of OpticNet's common stock that are issuable on the conversion of 2,000,000 shares of OpticNet's Series A Preferred Stock) (the "Shares"). These Shares, reported as being beneficially owned by BEI, were acquired by BEI (i) as to the 2,000,000 shares of OpticNet's Series A Preferred Stock, through the payment of $1,000,000, at a split-adjusted purchase price of $0.50 per share and (ii) as to the 37,613 shares of OpticNet's common stock, through the retention of the aggregate of fractional shares resulting from the distribution of shares of OpticNet's common stock to the stockholders of BEI on October 30, 2000. BEI may be deemed to own beneficially approximately 25.2% of the common stock of OpticNet, which percentage is calculated based upon 8,092,104 shares of common stock outstanding as of December 28, 2002, as reported in OpticNet's Form 10-Q filed with the Securities and Exchange Commission on February 11, 2003, including the outstanding shares of Series A Preferred Stock convertible into common stock.

     In the six months ended March 29, 2003, BEI provided approximately $0.7 million of additional funding to OpticNet for general operating expenses.

     From March 10 through March 25, 2003, the BEI committee of independent directors and OpticNet's special committee continued to discuss value, price and other terms of the Offer and Merger.

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     On March 26, the OpticNet special committee informed the remaining members of the OpticNet board of directors that over the previous ten days the special committee had reviewed background information, conducted a number of telephonic conferences relating to the valuation of OpticNet's assets and its market potential as part of the fact finding phase of the special committee's mission. The special committee on such date forwarded a proposed counter-offer to BEI's committee of independent directors of $0.05 per share, with all other terms to remain as originally proposed.

     On March 27, 2003, Dan Joslyn, a member of the OpticNet special committee, spoke with Bill Howard, the chairman of BEI's committee of independent directors, addressing some of Mr. Howard's questions regarding information provided by the special committee in relation to the counter-offer.

     On March 31, 2003, the BEI committee of independent directors and OpticNet's special committee agreed on a price of $0.04 per share in cash for the outstanding shares of OpticNet not owned by BEI and other terms to be recommended to their respective board of directors, including that once a definitive agreement is signed and the Offer completed, OpticNet would be merged with a subsidiary of BEI.

     On April 3, 2003, OpticNet's board of directors heard the special committee's report of negotiations with the BEI committee of independent directors. The price and terms recommended were accepted subject to completion of a definitive agreement.

     On April 4, 2003, Mr. Wrench for and on behalf of the OpticNet board of directors sent a letter to Mr. LaBoskey officially advising BEI of the decision of its board of directors to accept an offer price of $0.04 per share, subject to the review and approval by the OpticNet board of directors and its legal counsel of a definitive legal agreement.

     On April 8, 2003, the board of directors of BEI met to hear its committee of independent director's report and was informed of the acceptance of the jointly proposed terms by the OpticNet board of directors. The board of directors of BEI accepted its committee of independent director's recommendation and directed management to have its attorneys prepare a definitive agreement for further consideration by both companies.

     Also on April 8, 2003, attorneys for BEI and OpticNet commenced work on a definitive agreement. Protracted negotiations ensued and the substantively complete form of the Merger Agreement was presented as ready for board review as of May 15, 2003.

     On April 23, 2003, OpticNet's board of directors was asked to stand ready to meet to consider the engagement of American Appraisal Associates to render a fairness opinion. Due to delays in preparing the engagement documents, several meetings were postponed.

     Also on April 23, 2003, BEI publicly announced in its fiscal 2003 second quarter earnings release that BEI had determine to offer $0.04 per share in cash for the outstanding shares of Common Stock of OpticNet not owned by BEI.

     On April 25, 2003, acting on advice of its legal counsel, OpticNet initiated action to obtain a fairness opinion. An engagement with American Appraisal Associates to provide such an opinion was negotiated and signed on May 9, 2003.

     On May 8, 2003, OpticNet filed a 10-Q stating that OpticNet had received a letter from BEI stating interest in acquiring those shares of OpticNet's Common Stock that are not currently owned by BEI.

     On May 11, 2003, BEI filed a 10-Q stating that BEI sent a letter to OpticNet's board of directors stating that BEI is interested in acquiring those shares of OpticNet's Common Stock that are not currently owned by BEI and BEI expects the aggregate purchase price for all common stock of OpticNet not already owned by BEI will not exceed $250,000 for the stock. Upon acquisition of these securities, BEI would fully reserve their value in the period that the transaction is finalized. BEI's management does not expect that the additional cost to accomplish this transaction to be material. However, if the transaction is completed, BEI will recognize significant savings on a consolidated basis as the ongoing cost of maintaining OpticNet as a public entity will be eliminated.

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     On May 20, 2003, OpticNet's board of directors held a telephonic meeting to review and discuss the tender offer proposed by BEI, as described in the Merger Agreement. At that meeting counsel to OpticNet reviewed for the board of directors the structure of the tender offer and the fiduciary duties of the board of directors to OpticNet's stockholders. Also at the meeting, American Appraisal provided a draft of their opinion that the consideration being offered to OpticNet's stockholders is fair, from a financial point of view, to the stockholders and reviewed for the board of directors their work and the conclusion of their analysis. Following discussion, the board of directors unanimously approved the Merger and the Offer.

     On June 10, 2003, American Appraisal delivered to the OpticNet board of directors its written opinion that based on and subject to the factors and assumptions set forth therein, the consideration being offered to OpticNet's stockholders in connection with the Offer and the Merger is fair, from a financial point of view, to OpticNet's stockholders.

     On July 1, 2003, BEI, OpticNet and Purchaser signed the definitive merger agreement.

     OpticNet received an updated opinion from American Appraisal dated July 1, 2003 that the consideration being offered to OpticNet's stockholders in connection with the Offer and the Merger is fair, from a financial point of view, to OpticNet's stockholders.

REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS

     Recommendation and Analysis by Special Committee. In reaching its recommendation of the Offer to the full board of directors and rendering certain analysis in relation to the recommendation, the special committee considered a number of factors, including:

     - The condition of OpticNet's business at the time of the analysis (March
       2003), was not significantly different than it was in September 15, 2002, when a valuation of $0.04 per share of the Company's stock was arrived at for the purpose of granting stock options.

     - The valuation range placed by American Appraisal Associates on the Company's intellectual property was somewhere between $800,000 and $1.5 million, representing a reasonable range in the estimation of the special committee. While this value projects a declining terminal value, it did not assume significant research and development costs to maintain the growth in the value of OpticNet's technology. However, adding this would decrease near-term cash flow and thus offset terminal value gains.

     - For the purposes of conversion of the valuation range into a per share valuation range, the special committee used the aggregate shares deemed outstanding (on a fully-diluted basis, including conversion of convertible preferred stock to common, but not including options) of 26,238,524 as listed in the OpticNet capitalization table of November 10, 2002. This provided a range of between $.0304 and $.0571.

     Based on the above analysis, the special committee arrived at a conclusion that $0.04 per share was an appropriate valuation for OpticNet's Common Stock.

     Review of factors by Board of Directors; Fairness of the transaction to unaffiliated stockholders. In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and making its recommendation that all stockholders tender their Common Stock pursuant to the Offer, approve the Merger and approve and adopt the Merger Agreement, if required, OpticNet's board of directors considered a number of factors, including, but not limited to, the following:

     - The analysis and recommendation of the special committee, as described above;

     - The amount of consideration to be received by the holders of shares of Common Stock pursuant to the Offer and the Merger;

     - The process leading to the Offer and the Merger and the possible alternatives, the range of possible benefits to OpticNet's stockholders from such alternatives and the expected timing and likelihood of accomplishing any of the alternatives;
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     - Information with regard to the financial condition, results of operations, business and prospects of OpticNet, the conditions to consummation of the Offer and the Merger as well as current economic and market conditions;

     - The likelihood that the Merger would be consummated, in light of (a) the support voiced by OpticNet directors and management, including an intent to tender all of their Common Stock in their Offer, and (b) the knowledge of the experience, reputation and financial capabilities of BEI; and

     - The board of directors' belief that consummation of the Offer would present OpticNet's stockholders with the best opportunity to receive liquidity for their shares of Common Stock, based upon:

        - The necessity that OpticNet consummate a transaction of some type, whether an equity investment, or strategic sale of OpticNet in order to secure OpticNet's survival in some form;

        - OpticNet's inability, prior to the execution of the Merger Agreement and related documents, to obtain serious interest or consideration for equity financing or other strategic business combination transactions from third parties;

        - The board of directors' belief that the assets of OpticNet would not be sufficient to repay OpticNet's indebtedness, the holders of which have a claim superior to that of the Common Stock and, as a consequence, and its related belief that no proceeds would be paid to holders of Common Stock in the event of a liquidation of OpticNet;

        - The board of directors' belief that BEI, which company had provided funding to date would eventually refuse to invest more money in, or lend more money to, OpticNet;

        - The board of directors' belief, after consultation with its legal advisors, that the terms of the Merger Agreement do not preclude a superior proposal to acquire OpticNet. In this regard, the board of directors recognized that certain provisions of the Merger Agreement relating to non-solicitation of acquisition proposals were negotiated by Purchaser and BEI as a condition to entering into the Merger Agreement. Although the board of directors considered that these provisions could have the effect of deterring third parties who might be interested in exploring an acquisition of OpticNet, the board of directors concluded that the advantages of entering into the Merger Agreement outweighed the possibility that another company might be willing to pay a higher price for OpticNet, but might be hesitant to present an unsolicited proposal after the Merger Agreement was announced; and

        - The efforts of OpticNet's management to solicit indications of interest in acquiring OpticNet from other potential buyers, and the fact that no other proposal that was both meaningful and acceptable to OpticNet's board of directors resulted from that process.

     The board of directors did not assign relative weights to the above factors or determine that any factor was of special importance. Rather, the board of directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it, both positive and negative. In addition, it is possible that different members of the board of directors assigned different weights to the various factors described above. After weighing all of these considerations, the board of directors was unanimous in approving the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommending that the stockholders of OpticNet tender their shares of Common Stock in the Offer.

     The foregoing paragraphs include the material factors considered by OpticNet's board of directors. The fact that BEI owned approximately 25.2% of OpticNet's Common Stock (on a fully diluted basis, including conversion of OpticNet Series A preferred stock to common stock) did not impact the board's assessment of the Merger and the Offer or of any of OpticNet's other alternatives, including potential transactions with other third parties, or OpticNet's ability to consummate a transaction with a third party.

     The board of directors did not structure the transaction to require the approval of the holders of a majority of OpticNet's Common Stock held by stockholders unaffiliated with the Purchaser and BEI. The board of directors also did not retain an unaffiliated representative to act solely on behalf of such stockholders for purposes of negotiating the terms of the transaction. The OpticNet board believed that the substantive and procedural fairness of the transaction was established by the factors set forth above.

SUMMARY OF FINANCIAL ANALYSIS AND OPINION OF THE BOARD OF DIRECTORS' FINANCIAL ADVISOR

     American Appraisal rendered its opinion to OpticNet's board of directors that, based upon and subject to the factors and assumptions set forth therein, the Offer Price payable to stockholders of OpticNet is fair, from a financial point of view, to the stockholders.

     In connection with rendering the opinion described above, and performing its related analysis, American Appraisal reviewed:

     - The terms of the Merger Agreement;

     - Selected public information on the industry served by OpticNet;

     - Annual Reports on Form 10-K of OpticNet since the company's inception and interim report to stockholders on Quarterly Report 10-Q for the fiscal quarter ended March 29, 2003 and other selected publicly available information considered relevant; and

     - Internal financial analyses and forecasts prepared by management of OpticNet relating to its business.

     American Appraisal also held discussions with management of OpticNet regarding their assessment of the rationale for the transaction, the past and current business operations, financial condition and future prospects of the business. In addition, American Appraisal:

     - Reviewed and correlated to OpticNet stock market capitalizations and valuation ratios of public companies whose lines of business were engaged in the telecom optics industry;

     - Reviewed and compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies in the telecom optics industry and the consideration received for such companies;

     - Performed a discounted cash flow valuation analysis of the intellectual property of OpticNet based on forecasted revenues and operating cash flow of the business provided by management of OpticNet; and

     - Conducted such other analyses, studies and inquiries as deemed appropriate for purposes of arriving at its opinion (the material studies and analyses performed by American Appraisal are summarized below).

     In connection with the analysis underlying its opinion, American Appraisal accepted at face value and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial forecasts and other information and selected data made available or furnished to or otherwise reviewed by or discussed with it for purposes of its opinion. American Appraisal did not independently verify or investigate any of the assumptions, estimates, or judgments referred to in such financial forecasts, information, data and material and is not responsible for any errors or inaccuracies in such forecasts, information, data and material. Further American Appraisal assumed that there has been no material adverse change in the assets, financial condition, business or prospects of OpticNet, since the date of the most recent financial statements and forecasts made available to it.

     With respect to financial analyses and forecasts provided to or otherwise reviewed by or discussed with it, American Appraisal was advised by management that such analyses and forecasts have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of OpticNet as to the expected future results of operations and financial conditions of OpticNet to which such analyses or forecasts relate. American Appraisal gives no assurances, however, that such financial analyses and forecasts can be realized or that actual results will not vary materially from those projected.

     In connection with all forecasts, information, data and material provide to American Appraisal by OpticNet, management of OpticNet has advised American Appraisal that they have not omitted or failed to provide, or caused to be omitted or undisclosed to American Appraisal any analyses, data, material or other information necessary in order to make any financial data, material or other information provided to American Appraisal by OpticNet not misleading in light of the circumstances under which such forecasts, information, data or material was provided. In the course of its review, American Appraisal did not learn any specific facts which would lead it to believe that its acceptance and reliance on such forecasts, information and data was unreasonable.

     With the exception of OpticNet's intellectual property, American Appraisal did not conduct or provide an independent valuation or appraisal of the assets or liabilities of OpticNet nor has American Appraisal made any physical inspection of the properties or assets of OpticNet. In connection with its engagement, American Appraisal was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of OpticNet.

     American Appraisal expressed no view as to, and its opinion does not address, the relative merits of the Offer and Merger as compared to any alternative business strategies that might exist for OpticNet or the effect of any other transaction in which OpticNet might engage.

     American Appraisal's opinion is necessarily based on market, economic and other conditions and circumstances existing and made known to American Appraisal on, and the forecasts, information and data made available to it as of, the date of its opinion. Accordingly, subsequent developments may materially affect its opinion, however, American Appraisal does not have an obligation to, and has not undertaken to, update, revise or reaffirm its opinion.

     The following is a summary of the material financial analyses used by American Appraisal in connection with rendering the opinion, which does not represent a complete description of the financial analyses performed by American Appraisal. Except as otherwise noted, the following quantitative information, to the extent that is based on market data, is based on market data as it existed as of the date of the opinion.

     Guideline Companies Analysis. American Appraisal reviewed and compared certain financial information for OpticNet to corresponding financial information, ratios and public market multiples for the following publicly traded companies operating in the optical networking industry:

     JDS Uniphase
     Nortel Networks Corporation
     Corning Incorporated
     Lucent Technologies Inc.

     Although none of the selected companies are directly comparable to OpticNet, the companies included were chosen because they are publicly traded companies with operations in the telecommunications optics equipment industry. Review and analysis of these companies indicated that the guideline companies were not sufficiently comparative to OpticNet and the guideline companies analysis was therefore given no weight for purposes of the opinion.

     Discounted Cash Flow Analysis. American Appraisal performed a discounted cash flow analysis of OpticNet's technology using OpticNet management estimates of cash flow generated from the projected use of its technology, such analysis resulting in implied indicative range of value as described below. The intellectual property is evidenced in optical networking component technology related assets that include patents, patent applications, unpatented technology, a technology license agreement, on-going research, and know how. American Appraisal calculated net present values of projected cash flow for the years 2003 through 2007 using discount rates ranging from 30% to 40%. American Appraisal calculated per share terminal value of the technology by capitalizing the estimated 2007 net cash flow using capitalization rates ranging from 30% to 40%. For this purpose, future cash flows attributed to the technology were estimated as operating income plus depreciation, minus any increase in working capital minus capital expenditures. This analysis indicated a range in value for the OpticNet's technology of $0.02 to $0.05 per share on a fully diluted basis. Based on this range of technology value and after consideration of management's estimate of the book value of OpticNet's current, fixed and other assets, net of its current liabilities as of April 30, 2003 (but excluding OpticNet's estimated book value of notes payable to its parent), the net asset value of OpticNet ranged from $0.01 to $0.04 per share. The discounted cash flow analysis was given primary weight for purposes of the opinion.

     Selected Transactions Analysis -- American Appraisal analyzed certain information relating to 41 selected transactions in the telephone and telegraph apparatus and the communication equipment industries since 1998. For each of the selected transactions, American Appraisal calculated and compared levered aggregate consideration as a multiple of latest twelve months, or LTM, (i) sales, (ii) earnings before interest and taxes, or EBIT, and (iii) earnings before interest, taxes, depreciation and amortization, or EBITDA. After review and analysis of the transaction data and information, the selected transaction analysis was given no weight for purposes of the opinion review because the business entities were not sufficiently comparative to OpticNet and the majority of the transactions had occurred during periods of more favorable economic conditions for the telecommunications optic equipment industry.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying American Appraisal's opinion. American Appraisal made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

     These analyses do not necessarily reflect the prices at which OpticNet's technology or securities may actually be sold. Analyses based on future operating results are not necessarily indicative of actual realized results, which may vary more or less from that forecasted in the analyses. Because of the inherent uncertainty of the analyses, neither American Appraisal, OpticNet nor any other person assumes responsibility if future results deviate materially from those forecast.

     As described above, American Appraisal's opinion to OpticNet's board of directors was one of many factors taken into consideration by OpticNet's board of directors in making its determination to approve the transaction. Although the material financial analyses performed by American Appraisal are summarized, such summary does not represent a complete description of the analyses performed by American Appraisal in connection with the opinion and is qualified in its entirety by reference to the written opinion of American Appraisal attached as Exhibit (b).

     American Appraisal, as part of its independent corporate valuation consulting business, is continually engaged in performing financial analyses with respect to businesses and their assets and securities in connection with mergers and acquisitions, corporate recapitalizations, corporate divestitures, as well as for estate, corporate and other purposes. American Appraisal is familiar with OpticNet and BEI, having provided certain valuation services to OpticNet and BEI from time to time, including the following:

     - Valuation of the common stock of OpticNet as of September, 2000; and

     - Valuation of the aggregate technology of OpticNet as of November 15, 2003.

     American Appraisal may also provide valuation services to OpticNet and/or BEI from time to time. American Appraisal was selected by the OpticNet board of directors to provide financial advice because it is a nationally recognized independent corporate valuation consulting firm that has experience in transactions similar to the transaction.

     It is understood that American Appraisal's opinion is limited to the fairness of the Offer Price, from a financial point of view, to the stockholders of OpticNet and American Appraisal has expressed no opinion as to the underlying decision by the management of OpticNet to engage in the transaction. American Appraisal's opinion is not intended to be and does not constitute a recommendation to any stockholder of OpticNet as to how such stockholder should vote with respect to the proposed transaction or any other matters related to the transaction. Rather, American Appraisal's opinion is intended only to supplement, not substitute for other due diligence required in connection with the proposed transaction or any related transaction.

INTENT TO TENDER

     After reasonable inquiry and to the best knowledge of OpticNet, each executive offer and director of OpticNet who owns shares of Common Stock intends to tender in the Offer all such shares that each person owns of record or beneficially, other than such shares, if any, that any such persons may have an unexercised right to purchase by exercising stock options. Certain executive officers and directors hold shares of Common Stock subject to vesting, which, at the effective time of the Merger, will become fully vested and are expected to be tendered by the respective holders. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements -- Company Stock Options and Stock Subject to Vesting."

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     Danforth Joslyn and James Seeser, directors of OpticNet, were each paid a total fee of $6,250, respectively for serving as members of the special committee.

     OpticNet retained American Appraisal to render a fairness opinion to the board of directors of OpticNet, as to the fairness of the consideration to be offered by OpticNet's stockholders, from a financial perspective, in connection with the Offer and Merger. Pursuant to the terms of the engagement, OpticNet paid American Appraisal an aggregate fee of $15,000, the last installment of which was paid upon delivery of the opinion. OpticNet also has agreed to reimburse American Appraisal for reasonable out-of-pocket expenses incurred by American Appraisal in performing its services, including reasonable legal fees and expenses, and to indemnify American Appraisal and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

     Neither OpticNet nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of OpticNet on its behalf with respect to the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Except as set forth in this Statement, no transactions in shares of Common Stock have been effected during the past 60 days by OpticNet or, to the knowledge of OpticNet, by any executive officer or director of OpticNet, other than the execution and delivery of the Merger Agreement.

     As of June 28, 2003, the directors and executive officers of OpticNet beneficially owned in the aggregate approximately 36.4% of the outstanding shares of the Company. Beneficial ownership is based on ownership of both voting common stock and nonvoting common stock convertible into voting common stock at the election of the board of directors. The applicable percentage is based on 6,234,104 shares of Common Stock outstanding on June 28, 2003, adjusted as would be required under rules of the Securities and Exchange Commission and includes voting Common Stock and also nonvoting Common Stock convertible into voting Common Stock, and options exercisable within the next 60 days.

     The following table sets forth information regarding the beneficial ownership of our Common Stock, as of June 28, 2003 by each of our directors and executive officers:

                                             PERCENT OF TOTAL SHARES
BENEFICIAL OWNER          NUMBER OF SHARES         OUTSTANDING
----------------          ----------------   -----------------------
Mr. Charles Crocker           229,468                  3.7%
Dr. Lawrence A. Wan           871,104                 14.0%
Mr. Gerald D. Brasuell        408,246                  6.5%
Mr. Gary D. Wrench             32,979                  0.5%
Mr. Martin Lim                602,006                  9.7%
Mr. Danforth Joslyn           108,000                  1.7%
Dr. James W. Seeser            16,000                  0.3%

     The above table includes a total of 16,000 options held by Dr. Seeser exercisable for Common Stock, and shares remaining subject to vesting, the vesting of which will be accelerated in connection with the Offer and the Merger.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement, OpticNet is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (a) a tender offer for or other acquisition of OpticNet's securities by OpticNet, or any other person; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving OpticNet or any subsidiary of OpticNet; (c) a purchase, sale or transfer of a material amount of assets of OpticNet or any subsidiary of OpticNet; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of OpticNet.

ITEM 8.  ADDITIONAL INFORMATION

IMPACT OF CERTAIN LAWS OF THE STATE OF DELAWARE AND THE STATE OF CALIFORNIA

     OpticNet is incorporated under the laws of the State of Delaware, and accordingly subject to the Delaware General Corporation Law ("DGCL"). OpticNet is also subject to Section 2115 of the California General Corporation Law, which requires OpticNet to comply with certain statutory provisions of the CGCL, including those statutory provisions relating to dissenters' rights.

     Short Form Merger. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer (including any extension thereof, or by exercise of the top-up option described in the Offer to Purchase, see "Purpose of the Offer and the Merger; Plans for OpticNet; The Merger Agreement -- Top-Up Option"), at least 90% of the outstanding shares of Common Stock, the Purchaser and BEI will be able to effect the Merger after consummation of the Offer without a vote by OpticNet's stockholders. However, if the Purchaser does not acquire at least 90% of the outstanding Common Stock pursuant to the Offer (including any extension thereof, or by exercise of the top-up option described in the Offer to Purchase, see "Purpose of the Offer and the Merger; Plans for OpticNet; The Merger Agreement -- Top-Up Option"), a vote by OpticNet's stockholders will be required under the DGCL to effect the Merger. As a result, OpticNet will also have to comply with the Federal securities laws and regulations governing the solicitation of proxies. Among other things, OpticNet will be required to prepare and distribute a proxy statement and, as a consequence, a longer period of time will be required to effect the Merger and, consequently, to pay stockholders who do not tender their Shares in the Offer. However, it is a condition to consummation of the Offer that more than 80% of the outstanding fully diluted shares of Common Stock be tendered. If the minimum tender condition shall have been satisfied, Common Stock owned by BEI and Purchaser would represent a majority of the outstanding shares of Common Stock, comprising voting power sufficient to approve the Merger Agreement. Accordingly, adoption of the Merger Agreement would be assured.

     Summary of Appraisal Rights under the DGCL. Stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, each holder of shares of Common Stock who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise under the DGCL complies with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for shares held by such holders. Any such judicial determination of the fair value of the shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Common Stock. Stockholders should recognize that the value so determined could be higher or lower than the price per share paid pursuant to the Offer.

     If any holder of Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Common Stock of such stockholder will be converted into the right to receive the price paid for each share of Common Stock in accordance with the Merger Agreement. A stockholder's demand for appraisal may be withdrawn by delivering to OpticNet a written withdrawal of his demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

     Summary of Dissenters' Rights under the CGCL. There is no guarantee that a court would conclude that a stockholder may exercise dissenters' rights under California law. Assuming such rights are available, pursuant to Chapter 13 of the California General Corporation Law (the "CGCL"), the holders of the Common Stock have the right to dissent from the merger and, if the merger is consummated, to receive cash compensation equal to the fair market value of their shares. The fair market value of any dissenting shares will be determined as of the day before the first announcement of the terms of the proposed merger, excluding any appreciation or depreciation as a result of the merger, but adjusted for any stock split, reverse stock split, or share dividend which become later effective. Dissenting stockholders will have the rights and duties and must follow the procedures set forth in Chapter 13 of the California law in order to perfect such rights.

     Failure to comply with the procedures specified in the CGCL timely and properly will result in the loss of dissenters' rights. To exercise dissenters' rights under the California law, a stockholder must not vote in favor of the merger and demand purchase of the stockholder's shares at fair market value, and submit certificates representing the dissenting shares. Stockholders who may be entitled to dissenters' rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

TRANSFER RESTRICTIONS IN BYLAWS

     Currently, OpticNet's common stock is subject to significant transfer restrictions set forth in OpticNet's bylaws. In particular, apart from limitations on transfer created by applicable securities laws, OpticNet's bylaws expressly forbid holders of OpticNet's common stock from assigning, hypothecating, donating, encumbering or otherwise disposing of any beneficial interest in their shares until OpticNet's common stock has been listed for trading with a nationally recognized securities exchange or automated quotation system. Due to these transfer restrictions, there is currently no liquidity for OpticNet common stock. OpticNet's board of directors will take action in these transfer restrictions will be lifted with respect to shares tendered in the Offer.

INCORPORATION OF INFORMATION

     The information contained in the Offer to Purchase filed as Exhibit
(a)(1)(A) hereto is incorporated herein by reference.

ITEM 9.  EXHIBITS

(a)(1)(A)(vii)   Offer to Purchase, dated August 18, 2003.+
(a)(1)(B)(vii)   Form of Letter of Transmittal.+
(a)(1)(C)(vii)   Form of Notice of Guaranteed Delivery.+
(a)(1)(D)(vii)   Form of Letter to Clients for use by Brokers, Dealers,
                 Banks, Trust Companies and Other Nominees.+
(a)(1)(E)(vii)   Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9.+
(a)(3)   (viii)  OpticNet Going Private Disclosure Document
(a)(5)    (vi)   Joint Press Release issued by BEI Technologies, Inc. and
                 OpticNet, Inc. on July 1, 2003.
(c)              Opinion of American Appraisal Associates.
(e)(1)    (iv)   Report on Form 10-K
(e)(2)      (i)  Technology Transfer and Distribution Agreement between BEI
                 Technologies, Inc. and OpticNet
(e)(3)     (v)   Certificate of Designation of Powers, Preferences and Rights
                 of Series B Preferred Stock
(e)(4)      (i)  Amendment to Preferred Stock Purchase Agreement between BEI
                 Technologies, Inc. and OpticNet
(e)(5)      (i)  InterCompany Agreement between BEI Technologies, Inc. and
                 OpticNet
(e)(6)      (i)  License and Technical Assistance Agreement between BEI
                 Technologies, Inc. and OpticNet
(e)(7)     (ii)  Sublease Agreement between BEI Technologies, Inc. and
                 OpticNet
(e)(8)      (i)  Equipment Sublease Agreement between BEI Technologies, Inc.
                 and OpticNet
(e)(9)      (i)  Amended and Restated 2000 Equity Incentive Plan of OpticNet
(e)(10)    (i)   Revolving Line of Credit Note executed by OpticNet in favor of BEI Technologies, Inc.
(e)(11)   (iii)  Consulting Agreement between Gary D. Wrench and BEI
                 Technologies, Inc.
(e)(12)   (iii)  Amendment No. 1 to License and Technical Assistance
                 Agreement between OpticNet and SiTek, Inc.
(e)(13)   (vii)  Agreement and Plan of Merger, dated as of July 1, 2003, by and among BEI Technologies, Inc., Opto Acquisition Sub, Inc.
                 and OpticNet, Inc.
(f)(1)           Appraisal Rights and Dissenters' Rights.
(g)(1)           Letter to Stockholders dated August 18, 2003
---------------
(i)              Incorporated by reference. Previously filed as an exhibit to
                 OpticNet's Information Statement on Form 10 (file no.
                 0-31162) as filed on January 25, 2002.
(ii)             Incorporated by reference. Previously filed as an exhibit to
                 Amendment No. 1 to OpticNet's Information Statement on Form
                 10 (file no. 0-31162) as filed on March 22, 2002.
(iii)            Incorporated by reference. Previously filed as an exhibit to
                 Amendment No. 2 to OpticNet's Information Statement on Form
                 10 (file no. 0-31162) as filed on April 25, 2002.
(iv)             Incorporated by reference. Previously filed (file no.
                 0-31162) by OpticNet on January 10, 2003
(v)              Incorporated by reference. Previously filed as an exhibit to
                 OpticNet's Form 10-K (file no. 0-31162) as filed on January
                 10, 2003.
(vi)             Incorporated by reference. Previously filed as an exhibit to
                 Schedule TO-C filed by BEI on July 1, 2003
(vii)            Incorporated by reference. Filed as an exhibit to Schedule
                 TO filed by BEI and the Purchaser on August 18, 2003
(viii)           Incorporated by reference. See Schedule 13E-3 filed by
                 OpticNet on August 18, 2003
+                Included in copies mailed to OpticNet's stockholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          OPTICNET, INC.

                                          By:      /s/ GARY D. WRENCH
                                            ------------------------------------
                                            Name: Gary D. Wrench
                                            Title:  Chief Financial Officer

Dated: August 18, 2003